Exhibit (a)(5)(N)

EFiled: Dec 09 2013 08:44PM EST Transaction ID 54677180 Case No. 9093-VCP

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IMAD AHMAD KHALIL, on behalf of	)
themselves and all others similarly situated,	)
)
Plaintiff,	)
)
v.	)
	)	Civil Action No. 9093-VCP
)
SANTARUS, INC., DANIEL D. BURGESS,	)
MICHAEL G. CARTER, ALESSANDRO E.	)
DELLA CHA, DAVID F. HALE, MICHAEL	)
E. HERMAN, GERALD T. PROEHL, TED	)
W. LOVE, KENT SNYDER, SALIX	)
PHARMACEUTICALS, LTD., SALIX	)
PHARMACEUTICALS, INC., AND WILLOW	)
ACQUISITION SUB CORPORATION,	)
)
)
Defendants.	)

VERIFIED CLASS ACTION AMENDED COMPLAINT

Plaintiff Imad Ahmad Khalil (“Plaintiff”), by his attorneys, for his Verified Class Action Amended Complaint against defendants, alleges upon personal knowledge and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action brought by Plaintiff on behalf of himself and the public stockholders of Santarus, Inc. (“Santarus” or the “Company”) against Santarus, the Board of Directors of Santarus (the “Board” or the “Individual Defendants”), Salix Pharmaceuticals, Ltd. (“Salix Ltd.”), Salix Pharmaceuticals, Inc. (“Salix Inc.”), and Willow Acquisition Sub Corporation (“Merger Sub”) (collectively Salix Ltd., Salix Inc., and Merger Sub are referred to as “Salix”) arising out of the agreement to sell Santarus to Salix (the “Proposed Transaction”). In pursuing the Proposed Transaction, each of the defendants have violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty, due care, and candor owed to Plaintiff and the Class (defined herein).

2. On or about November 7, 2013, Santarus entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Salix will acquire all of Santarus’ outstanding shares for approximately $2.6 billion in cash by means of a two stage transaction: a first step tender offer (the “Tender Offer”), followed by a short-form merger to cash out any Santarus stockholder who does not tender their shares. The Proposed Transaction has been approved by Board. Under the terms of the Merger Agreement, Santarus stockholders will receive just $32 in cash for each share of Santarus common stock they hold (the “Offer Price”).On December 3, 2013, Santarus filed with the United States Securities and Exchange Commission (“SEC”) an Offer to Purchase, commencing the Tender Offer and setting December 31, 2013 as the date on which the Tender Offer is set to expire.

3. In approving the Merger Agreement, the Individual Defendants have breached their fiduciary duties of loyalty and due care owed to Plaintiff and the Class. As described in detail herein, the Proposed Transaction is the product of a flawed, essentially single-bidder process that was tilted in favor of Salix. Despite approving the formation of a special committee (the “Special Committee”)—purportedly empowered to “explore and evaluate” a potential sale of the Company—the Board permitted conflicted Board members, including Gerald T. Proehl (“Proehl”) (who stands to gain approximately $70 million in accelerated vesting of stock options alone), to retain critical roles in the sales process including directly communicating with Salix while the Special committee stood by. Also, while the Board has had off and on communications with Salix for nearly three years about the potential sale of the Company, it only attempted to reach out to other entities to gauge their interest in the potential acquisition of the

Company less than a month before the Merger Agreement was executed. Even though one interested party that was contacted executed a confidentiality agreement with the Company, Santarus only gave that party access to the Company’s virtual data room less than a week before the Merger Agreement was announced. As a result of the Proposed Transaction, certain of the Individual Defendants will receive millions of dollars in related compensation and the Company’s second largest stockholder, Cosmo Technologies Ltd. (“Cosmo”), who has representation on the Board, will receive rights to certain Company products.

4. The sales process resulted in an inadequate Offer Price that fails to compensate the Company’s public stockholders for the intrinsic value of the Company and deprives them of the ability to participate in the Company’s long-term prospects. The purported fairness opinion (“Fairness Opinion”) of the Company’s financial advisor, Stifel, Nicolaus & Company, Incorporated (“Stifel”), clearly demonstrates this. For example, Stifel’s discounted cash flow analysis indicates an implied equity range for the Company of $35.54 to $49.89 per share. Likewise, Stifel’s premiums paid analysis demonstrates the Offer Price premium is below the mean and median of the premiums paid in like transactions based upon the trading day one day prior to the announcement of those transactions examined and the market appears acutely aware of this given that subsequent to the announcement of the Proposed Transaction, Santarus’ shares traded above the Offer Price, indicating that the market expects an increase in merger consideration. Despite the inadequacy of the Offer Price, the Merger Agreement contains improper terms designed to cement the Proposed Transaction in place and deter any alternative bid. Furthermore, as alleged herein, Santarus and Salix have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

5. Moreover, the recommendation statement filed by the Company with the SEC on December 3, 2013 (“Recommendation Statement”) fails to adequately inform Santarus’ stockholders about the terms of the Proposed Transaction and the value of the Company, meaning stockholders are left uninformed as to whether to tender their Santarus shares in favor of the Proposed Transaction or enforce their appraisal rights. Material omissions from the Recommendation Statement include the identity of a mysterious “outside” financial advisor retained by the Company to advise it on an equally unexplained “potential acquisition” the Company was pursuing right before entering into the Proposed Transaction, and the details of a standstill agreement entered into with Salix. In addition, the Recommendation Statement fails to inform stockholders that Jefferies Finance, an affiliate of Salix’s financial advisor, Jefferies LLC (“Jefferies”), underwrote an offering of Santarus stock in May 2013 for the Company’s then largest stockholder Cosmo (the “Cosmo Offering”). Jefferies’ relationship with Cosmo and Santarus raises questions about the arm’s length nature of the sales negotiations and whether the negotiations were structured to ensure that Company stockholders received the highest price available. In addition, critical details of the Fairness Opinion in favor of the Offer Price have also been omitted.

6. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

7. Plaintiff Imad Ahmad Khalil owns 5,343 shares of the Company’s common shares and has been at all times relevant hereto a Santarus stockholder.

8. Defendant Santarus is a Delaware corporation that maintains its principal executive offices at 3611 Valley Centre Drive, Suite 400, San Diego, California 92130. The Company’s securities trade on the NASDAQ Exchange under the symbol “SNTS”. According to the Company’s website, Santarus is a biopharmaceutical company focused on acquiring, developing and commercializing products that address bowel disease, gastrointestinal disorders and complaints related to diabetes.

9. Defendant Salix Ltd. is a Delaware corporation headquartered in Raleigh, North Carolina. According to a Salix Ltd. filing with the SEC, Salix Ltd., like Santarus, is involved in the developing and commercializing of prescription drugs and medical devices used in the treatment of gastrointestinal disorders. Salix Ltd. is a publicly traded company with securities that trade on the NASDAQ Exchange under the symbol “SLXP”.

10. Defendant Salix Inc. is a California corporation affiliated with Salix and established to facilitate the Proposed Transaction.

11. Defendant Merger Sub is a Delaware corporation and an indirect wholly owned subsidiary of Salix. Merger Sub has been established to facilitate the Proposed Transaction.

12. Defendant David F. Hale (“Hale”) serves as member of the Company’s Board and since 2004 has served as the Chairman of the Board. Hale also serves on the Board’s Audit Committee and Compensation Committee.

13. Defendant Gerald T. Proehl (“Proehl”) serves as a member of the Company’s Board and also serves as the Company’s President and Chief Executive Officer (“CEO”).

14. Defendant Daniel D. Burgess (“Burgess”) serves as a member of the Company’s Board and is also chair of the Board’s Audit Committee.

15. Defendant Michael G. Carter (“Carter”) serves as a member of the Company’s Board and is a member of the Board’s Nominating and Corporate Governance Committee.

16. Defendant Alessandro E. Della Cha (“Della Cha”) serves as a member of the Company’s Board. Della Cha further serves on the board of directors of Cosmo who has been a stockholder of the Company since December 2008 when Cosmo entered into a stock purchase agreement with the Company as partial consideration for licenses granted by Cosmo to Santarus. According to the Company’s latest annual proxy, Cosmo was then the Company’s largest stockholder owning 12.2% of the Company’s stock or 7,878,544 shares. On May 10, 2013, Santarus entered into an underwriting agreement by and among the Company, Cosmo and Jefferies relating to the sale of 4,250,000 shares of the Company’s common stock, by the Jefferies at the price to the public of $18.25 per share. Defendant Della Cha further serves as Cosmo’s legal counsel.

17. Defendant Michael E. Herman (“Herman”) serves as a member of the Company’s Board and serves as the Chair of the Board’s Compensation Committee.

18. Defendant Ted W. Love (“Love”) serves as a member of the Company’s Board and also serves on the Board’s Nominating and Corporate Governance Committee.

19. Defendant Kent Snyder (“Snyder”) serves as a member of the Company’s Board and is also a member of the Company’s Audit and Compensation Committees.

20. The defendants named above in paragraphs 12 through 19 are collectively referred to herein as the “Individual Defendants”.

21. The Individual Defendants, as officers and/or directors of the Company, owe fiduciary duties to its public stockholders. As alleged herein, they have breached their fiduciary duties by failing to maximize stockholder value in the Proposed Transaction.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action individually and as a class action, pursuant to Delaware Court of Chancery Rule 23, on behalf of all holders of Santarus’ stock who are being and will be harmed by defendants’ actions as described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

23. This action is properly maintainable as a class action.

24. The Class is so numerous that joinder of all members is impracticable. Santarus has approximately 66 million shares of common stock outstanding likely owned by thousands of stockholders.

25. There are questions of law and fact, which are common to the Class, including, inter alia, the following:

a. Whether defendants have breached their fiduciary duties of loyalty, due care, or candor with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

b. Whether the Individual Defendants have breached their fiduciary duties to secure and obtain the best price reasonably available under the circumstances for the sale of Santarus;

c. Whether the Offer Price is unfair and inadequate; and

d. Whether Plaintiff and the other members of the Class will be irreparably harmed if the Proposed Transaction is consummated.

26. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

27. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

29. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

Background of Santarus

30. Santarus is a specialty biopharmaceutical company that focuses on products designed to treat certain gastroenterological ailments. The Company currently has five marketed products which are as follows: UCERIS, a tablet designed to treat ulcerative colitis; ZEGERID, a treatment for certain upper gastrointestinal disorders; GLUMETZA and CYCLOSET, which are designed to improve glycemic control; and FENOGLIDE, which helps reduce high cholesterol. In addition, the Company has three products in its pipeline, two of which are in late stage development.

31. The Company’s products have recently seen extraordinary success. GLUMETZA has seen 6.3% growth over the past year and accounted for $45.6 million of the Company’s $98.8 million third quarter revenues. Similarly ZEGERID’s growth was 18.7% from third quarter 2012 to third quarter 2013.1 Even more spectacularly, UCERIS has seen more than 80% in growth in sales since its launch. In fact, UCERIS’s sales in the first six months of 2013 were approximately $22.8 million, which exceeded the Company’s full-year guidance of $20 million. Some analysts have projected that UCERIS sales will eventually reach $700 million.

[1]	In 2007, Santarus filed suit against Par Pharmaceuticals (“Par”) for patent infringements in response to Par’s intention to market a generic version of ZEGERID. In 2012, the United States Court of Appeals for the Federal Circuit found that certain of the patents that Par was alleged to have infringe were not invalid. After the favorable ruling, Individual Defendant Proehl stated, “we plan to aggressively pursue all remedies available to us, including damages, as well as seeking an order halting further sales of Par’s generic product.”

32. The Company’s extraordinary operating performance is evidenced by the Company’s press releases issued throughout 2013. For example, on May 6, 2013 the Company issued a press release announcing its First Quarter 2013 Financial Results which included a purported 73% increase in total revenues and in which the Company raised its 2013 outlook by an additional $5 to 15 million of total revenues. The May 6, 2013 press release stated in pertinent part:

Santarus Reports First Quarter 2013 Financial Results

Total revenues increase 73% with significant increase in net income over prior year period

Raises 2013 financial outlook to include total revenues of $330 million to $340 million, net income of $57 million to $64 million and non-GAAP adjusted earnings of $81 million to $91 million

SAN DIEGO—(BUSINESS WIRE)—Santarus, Inc. (NASDAQ: SNTS), a specialty biopharmaceutical company, today reported financial and operating results for the quarter ended March 31, 2013.

Key financial results for the 2013 first quarter include:

•	Total revenues of $79.4 million grew 73% compared with total revenues of $45.9 million in the first quarter of 2012

•	Net income increased to $18.7 million and diluted earnings per share (EPS) were $0.25 compared with net income of $0.6 million and diluted EPS of $0.01 for the first quarter of 2012

•	Non-GAAP adjusted earnings were $23.9 million and diluted non-GAAP adjusted EPS were $0.32 in the first quarter of 2013 compared with non-GAAP adjusted earnings of $7.8 million and diluted non-GAAP adjusted EPS of $0.12 for the first quarter of 2012.

•	Cash, cash equivalents and short-term investments were $97.6 million as of March 31, 2013 compared with $94.7 million at December 31, 2012

33. Company management used the May 6, 2013 press release to extoll the Company’s prospects and financial performance. Individual Defendant Proehl was quoted in the press release lauding the Company’s performance, stating:

We are pleased with the strong financial performance in first quarter of 2013 and the substantial increase in revenue and profitability over the prior year period… Based on the strength of our first quarter results we are raising our top and bottom-line financial outlook for 2013.

The commercial launch of UCERIS™ for the induction of remission in patients with active, mild to moderate ulcerative colitis began in mid-February, and we reported $6.6 million in UCERIS net sales for the first quarter. We believe the UCERIS prescription trends are encouraging. We also achieved significant growth in net sales of GLUMETZA® and ZEGERID® in the first quarter.

34. Furthermore, in the same May 6, 2013 press release, the Company outlined the process for various pipeline products to receive administrative approval. The press release included the following:

Wendell Wierenga, Ph.D., executive vice president of research and development, stated, “Our clinical, regulatory and product development teams remain focused on advancing our development pipeline. The Biologics License Application (BLA) for RUCONEST®, our recombinant human C1 esterase inhibitor, was submitted to the U.S. Food and Drug Administration (FDA) in mid-April for the orphan indication of treatment of acute attacks of angioedema in patients with hereditary angioedema (HAE). Assuming the FDA accepts the BLA for review, we expect an FDA action date in April 2014.”

Dr. Wierenga added, “We are working on clinical and regulatory strategies to evaluate RUCONEST in HAE prophylaxis and in acute pancreatitis, and SAN-300 (anti-VLA-1 antibody) in rheumatoid arthritis.”

Business Highlights

First quarter and recent business highlights include the following:

•	In April 2013, announced the submission of a BLA to the FDA for RUCONEST (recombinant human C1 esterase inhibitor) for the treatment of acute attacks of angioedema in patients with HAE.

•	Received FDA approval in January 2013 of UCERIS (budesonide) extended release tablets 9 mg for the induction of remission in patients with active, mild to moderate ulcerative colitis. The company began promoting UCERIS to gastroenterologists during the week of February 22, 2013 with an expanded sales organization of 235 sales representatives. Total weekly prescriptions for UCERIS reached approximately 690 for the week ended April 19, 2013.

•	GLUMETZA (metformin hydrochloride extended release tablets) new prescriptions grew 21% and total prescriptions increased 18% in the first quarter of 2013 compared with the first quarter of 2012.

•	Santarus re-launched ZEGERID (omeprazole/sodium bicarbonate) with promotion to gastroenterologists and other selected physicians in February 2013. ZEGERID prescriptions have been significantly impacted by generic competition and lack of promotion since 2010. The product regained market exclusivity in September 2012 following a favorable appellate court ruling on the validity of certain patents covering ZEGERID.

•	CYCLOSET® (bromocriptine mesylate) new prescriptions increased 21% and total prescriptions were up 44% in the first quarter of 2013 compared with the first quarter of 2012.

•	On April 30, 2013, the U.S. Patent and Trademark Office issued a U.S. patent for CYCLOSET, which is based on formulation enhancements. The new patent has an expiration date in 2032.

•	Announced that CYCLOSET was added to the American Association of Clinical Endocrinologists’ (AACE) Comprehensive Diabetes Management Algorithm, as an option for dual therapy in combination with metformin or another first-line agent to treat patients with type 2 diabetes.

35. Further, on June 18, 2013, the Company issued a press release announcing the Company had received Food and Drug Administration (“FDA”) acceptance for a review of the Company’s product Ruconest. The June 18, 2013 press release stated in pertinent part:

Santarus and Pharming Announce FDA Acceptance for Review of RUCONEST (Recombinant Human C1 Esterase Inhibitor) Biologics License Application

SAN DIEGO & LEIDEN, Netherlands—(BUSINESS WIRE)— Santarus, Inc. (NASDAQ: SNTS) and Pharming Group NV (NYSE Euronext: PHARM) today announced that the U.S. Food and Drug Administration (FDA) has accepted for filing the Biologics License Application (BLA) for the investigational drug RUCONEST® (recombinant human C1 esterase inhibitor) 50 IU/kg. Santarus and Pharming are seeking U.S. marketing approval of RUCONEST for the treatment of acute angioedema attacks in patients with hereditary angioedema (HAE). The FDA indicated that as part of its review it plans to present the BLA to the Blood Products Advisory Committee. Pursuant to the Prescription Drug User Fee Act (PDUFA) guidelines, Santarus and Pharming expect the FDA will complete its review or otherwise respond to the RUCONEST BLA by April 16, 2014.

The safety and efficacy of RUCONEST for the treatment of HAE attacks were evaluated in a clinical program that included a Phase III randomized placebo-controlled study conducted under a Special Protocol Assessment agreement with the FDA. The RUCONEST clinical program also included two additional randomized placebo-controlled studies and several open label treatment studies.

“RUCONEST is the first recombinant C1 esterase inhibitor developed with the goal of treating the pain and swelling associated with acute HAE attacks,” said Gerald T. Proehl, president and chief executive officer of Santarus. “We believe RUCONEST has the potential to be an important new therapeutic option for patients experiencing acute HAE attacks based on the data contained in the BLA from ten clinical studies covering 940 administrations of the drug.”

“Acceptance of the BLA is a pivotal event for Pharming and represents the most significant step to date in our efforts to obtain marketing approval for RUCONEST in the U.S.,” said Sijmen de Vries, chief executive officer of Pharming. “We look forward to working with our colleagues at Santarus to move RUCONEST through the U.S. regulatory process, and ultimately provide a new HAE therapy to physicians and the patients they treat.”

Santarus licensed certain exclusive rights from Pharming to commercialize RUCONEST in North America for the treatment of acute attacks of HAE as well as other potential future indications. Under the terms of the license agreement, a $5 million milestone is payable to Pharming as a result of the FDA acceptance for review of the BLA for RUCONEST.

36. Similarly, on August 6, 2013, the Company issued a press release announcing its financial and operating results, in which the Company again extolled significant growth in revenues and raised its 2013 financial outlook. The August 6, 2013 press release stated, in pertinent part:

Santarus Reports Second Quarter 2013 Financial Results Total revenues of $89.4 million grew 89% over prior year period

Raises 2013 financial outlook to include total revenues of $355 million to $360 million, and non-GAAP adjusted earnings of $97 million to $101 million

SAN DIEGO—(BUSINESS WIRE)— Santarus, Inc. (NASDAQ: SNTS) today reported financial and operating results for the quarter ended June 30, 2013. Key financial results include:

•	Total revenues of $89.4 million grew 89% compared with total revenues of $47.2 million in the second quarter of 2012

•	Non-GAAP adjusted earnings were $24.3 million and diluted non-GAAP adjusted earnings per share (EPS) were $0.31 in the second quarter of 2013 compared with non-GAAP adjusted earnings of $7.1 million and diluted non-GAAP adjusted EPS of $0.10 for the second quarter of 2012

•	Net income of $73.5 million, or $0.94 diluted EPS, which included a $5.0 million expense for a success-based regulatory milestone, and a one-time income tax benefit of $54.9 million, or $0.70 per share fully diluted, resulting from the release of the company’s valuation allowance for deferred tax assets as further described below. For the second quarter of 2012, net income was $3.4 million, or $0.05 diluted EPS.

•	Cash, cash equivalents and short-term investments were $142.7 million as of June 30, 2013, an increase of $48.0 million compared with $94.7 million at December 31, 2012

37. Proehl again extolled the financial and operating health of the Company, using the August 6, 2013 press release to laud the Company’s market capture and the need for additional salesforce. The August 6, 2013 press release stated, in pertinent part:

“Our commercial efforts continue to drive strong financial performance with encouraging market uptake for UCERIS® and significant contributions from GLUMETZA® and ZEGERID®,” said Gerald T. Proehl, president and chief executive officer of Santarus. “Based on our robust second quarter performance, we are raising our financial outlook for 2013.”

Mr. Proehl added, “Following an analysis of the impact of sales call frequency on UCERIS prescription trends, as well as on our other marketed products, we have decided to add approximately 25 sales representatives by the fourth quarter. We expect the additional sales representatives to contribute to increased prescriptions in 2014.”

“Our clinical development programs continue to progress and we completed enrollment in the UCERIS CONTRIBUTE study as planned in mid-July,” said Wendell Wierenga, Ph.D., executive vice president of research and development. “During the next several months, we expect to request meetings with the U.S. Food and Drug Administration (FDA) to discuss clinical trial designs for additional indications for both UCERIS and RUCONEST®. We also expect to file an Investigational New Drug (IND) application with the FDA for our monoclonal antibody, SAN300, with the goal of beginning a Phase IIa clinical study in the treatment of patients with rheumatoid arthritis by the end of 2013.”

Business Highlights

Key second quarter and recent business activities include the following:

•	In June 2013, the FDA accepted for review the RUCONEST (recombinant human C1 esterase inhibitor) Biologics License Application (BLA) for the treatment of acute angioedema attacks in patients with hereditary angioedema. Pursuant to the Prescription Drug User Fee Act (PDUFA), Santarus expects the FDA will complete its review or otherwise respond to the RUCONEST BLA by April 16, 2014.

•	In July 2013, Santarus completed enrollment in the UCERIS (budesonide) CONTRIBUTE clinical study designed to evaluate the incremental benefit of adding UCERIS extended release tablets 9 mg to oral aminosalicylate (5-ASA) therapy for the induction of clinical remission in adult patients with active, mild to moderate ulcerative colitis. The company expects to report top-line data from the study by the end of 2013 or in early 2014.

•	UCERIS total prescriptions were approximately 11,528 in the second quarter of 2013. Through the end of June more than 3,500 physicians have prescribed UCERIS at least one time, a number that has doubled since mid-April. The commercial launch for UCERIS began in mid-February 2013.

•	ZEGERID (omeprazole/sodium bicarbonate) brand and authorized generic total prescriptions were stable at approximately 93,000 prescriptions in the second quarter of 2013, consistent with prescription levels in the first quarter of 2013. The company resumed promotion of ZEGERID to gastroenterologists and other selected physicians in February 2013, with the initial goal of stopping the decline in total prescriptions for the product franchise.

•	GLUMETZA (metformin HCl extended release tablets) total prescriptions increased 13% in the second quarter of 2013 compared with the second quarter of 2012.

•	CYCLOSET (bromocriptine mesylate) tablets total prescriptions were up 20% in the second quarter of 2013 compared with the second quarter of 2012.

38. The extraordinary success of Santarus is evident in the performance of its stock. The Company’s share price increased approximately 153% between November of last year to the period just prior to the announcement of the Proposed Transaction.

The Proposed Transaction

39. Just as Company stockholders were looking forward to reaping the profits of the Company’s strategies, Santarus issued a press release on November 7, 2013, announcing the Proposed Transaction. The press release stated, in pertinent part:

RALEIGH, N.C. & SAN DIEGO—(BUSINESS WIRE)—Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP) and Santarus, Inc. (NASDAQ:SNTS) today announced that the companies have entered into a definitive merger agreement under which Salix will acquire all of the outstanding common stock of Santarus for $32.00 per share in cash (without interest). The all-cash transaction values Santarus at approximately $2.6 billion. The $32.00 per share price represents an approximately 36% premium over Santarus’ November 6, 2013 closing price of $23.53 per share and an approximately 39% premium over Santarus’ average closing stock price for the prior 30-trading day period. The proposed transaction has been unanimously approved by the Boards of Directors of Salix and Santarus. The companies expect to close the transaction in the first quarter of 2014.

Salix President and Chief Executive Officer, Carolyn Logan, stated, “We are extremely pleased with the Santarus acquisition, which is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond. We are very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access health care providers in primary care, add a significant number of health care prescribers to our called-on universe and to better position Salix for success in the present as well as the future. Additionally we look forward to all of our stakeholders — patients, healthcare providers, employees and stockholders — benefiting from the increased scale created by a larger, even stronger Salix.”

Gerald T. Proehl, President and Chief Executive Officer, Santarus, stated, “Our employees have worked very hard to build Santarus into a premier specialty biopharmaceutical company. I would like to thank all of our employees for their contributions to making Santarus the successful company it is today.” Mr. Proehl added, “We believe the timing is right for this strategic combination with Salix, a highly respected company that is uniquely positioned to expand the commercialization of Santarus’ marketed products and to continue to advance the development of our pipeline products. We welcome the opportunity Salix will provide to build on Santarus’ success.”

40. The November 7, 2013 press release announcing the Proposed Transaction revealed a number of circumstances suggesting the Board has taken steps to cement it even at the expense of potential alternative offers. For example, the November 7, 2013 press release stated that certain Santarus insiders had agreed to tender their Santarus ownership in favor of the Proposed Transaction (the “Tender Support Agreements”) and had agreed to restructure current Santarus businesses in favor of the Proposed Transaction. The press release stated, in pertinent part:

Certain directors and officers of Santarus, who, as of November 6, 2013, beneficially owned or had options to acquire a number of shares of Santarus’ common stock equal to approximately 12 percent of Santarus’ total outstanding shares of common stock, have entered into a tender and support agreement pursuant to which such persons have agreed to tender their shares into the tender offer and, if applicable, vote their shares against certain matters, including third party proposals to acquire Santarus. The Board of Directors of Santarus unanimously recommends that Santarus stockholders tender their shares in the tender offer.

In connection with the merger agreement, Salix and Santarus entered into an agreement with Santarus’ licensor Cosmo Technologies Limited restructuring certain aspects of Santarus’ relationship with Cosmo. Under the terms of the agreement, Salix will be returning Rifamycin SV MMX® to Cosmo Technologies Limited effective with the closing of Salix’s acquisition of Santarus.

The Improper Sales Process Leading to the Proposed Transaction

The Board Essentially Undertook a Single-Bidder Process

41. The Recommendation Statement reveals the Board undertook a sales process that was improperly tilted in favor of Salix with just a cursory nod to any auction process that might solicit a higher bid. Essentially, the Board was approached by Salix in June 2010 and conversations then ensued off and on for the next three years culminating in the most recent discussions when Jefferies contacted Individual Defendant Hale about a potential sale in June 2013. The Board, however, only “reach[ed] out” to other potential purchasers on October 2013, after negotiations with Salix had significantly developed. In fact, having already received a number of offers from Salix before “reaching out” to alternative bidders and informing the alternative bidders of Salix’s committed interest, the Board sent out a clear message that Salix was the preferred bidder. Unsurprisingly, alternative interest was muted with Santarus receiving only favorable response from an entity identified in the Recommendation Statement as “Party A.”

However, even the interest of Party A was given shortth-rift from the Board, which failed to meet with Party A representatives until October 31, 2013, just seven days before signing the Merger Agreement with Salix. The Recommendation Statement provides scant information as to the interest of Party A, but there is a remarkable discrepancy between the time and attention given by the Board to the Salix interest and that given to Party A, and it is clear from the Recommendation Statement that Salix was the Board’s preferred bidder by a considerable distance.

The Board Permits Conflicted Board Members to Drive Negotiations with Salix

42. Individual Defendant Della Cha, as the Board representative of Cosmo, suffered a conflict of interest in the Proposed Transaction. The Recommendation Statement, while vague on this issue, nevertheless indicates that during the sales process conflicts arose concerning defendant Della Cha and Cosmo, and “strategic transactions” purportedly being considered by the Board. Subsequently, negotiations with Salix established that a licensing agreement between Cosmo and the Company would have to be amended with rights to a Company product (Rifamycin SV MMX) being returned to Cosmo (the “Cosmo Amendment”). The Company disclosed in a Form 8K filed with the SEC that concurrently with the execution of the Merger Agreement, the Company and Salix entered into an agreement amending the licensing agreement that was originally entered into between Santarus and Cosmo in December 2008. The Form 8K states in relevant part:

Under the terms of the License Amendment, among other things, effective and conditioned upon the consummation of the Merger, (1) the Company agreed to return to Cosmo all rights to Rifamycin SV MMX® acquired by the Company under the Original License Agreement and all regulatory approvals, filings and study data relating to the product, (2) Cosmo consented to the development, promotion and marketing in the United States by the Company, Parent and any of their subsidiaries of budesonide products? provided, that the Company, Parent and their subsidiaries are prohibited from developing, promoting or marketing an oral formulation budesonide product other than the product licensed by the Company under the Original License Agreement, and (3) milestone obligations payable to Cosmo are only payable in cash, and the Stock Issuance Agreement between the Company and Cosmo, effective as of December 10, 2008, and the Registration Rights Agreement between the Company and Cosmo, dated as of December 10, 2008 and amended on April 23, 2009, were terminated. The License Amendment shall automatically terminate upon any termination of the Merger Agreement or if the Merger is not consummated by June 30, 2014. The foregoing description of the License Amendment is not complete and is qualified in its entirety by reference to the License Amendment, a copy of which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ending December 31, 2013.

43. Therefore, it is clear that Della Cha suffered conflicts of interest, yet the Recommendation Statement reveals that in response thereto, Della Cha was excluded from just a “portion” of a single Board meeting.

44. Aware that Della Cha suffered from crippling conflicts related to a sale of the Company, the Board, on July 26, 2013, established the Special Committee, purportedly empowered to “explore and evaluate strategic alternatives, including the potential sale of the Company to [Salix], and to keep the Company Board apprised of its activities, analysis and recommendations.” However, the Special Committee was largely invisible in the sales process while conflicted Board members such as Proehl continued to negotiate the terms of the Proposed Transaction with Salix.

45. Proehl stands to gain a staggering $81.1 million if the Proposed Transaction close, with an additional $18.8 million should he loses his employment soon thereafter. Nevertheless, the Board permitted Proehl, who was not on the Special Committee, to drive the negotiation process with Salix and Party A. The Recommendation Statement makes clear that Proehl was at the forefront of negotiations. For example, the Recommendation Statement reveals that it was Proehl who communicated the Board’s position on various price terms to Carolyn Logan, the President and CEO of Salix, during their conversations in July, August, September, and October of this year and “updated the Board on developments in the discussions with Salix.” Proehl also held telephone conversations with Party A on October 31, 2013 about Party A’s interest in acquiring the Company, even though the Special Committee was designated with the task of evaluating and exploring strategic alternatives for the Company.

46. In contrast, the Recommendation Statement reveals that the Special Committee’s first action was not until August 29, 2013, more than a month after its formation. The Recommendation Statement makes no mention of the Special Committee retaining independent legal advisors or independent financial advisors, or having contacted Party A with respect to that entity’s interest, or being in any way involved with the negotiation of the Cosmo Amendment. In other words, the Special Committee failed to do what it was established and empowered to do.

47. The Board improperly permitted conflicted and self-motivated Board members to drive the sales process towards Salix, resulting in a process that benefits individual Board members and Cosmo, the Company’s second largest stockholder, to the detriment of the Company’s public stockholders.

48. Other conflicts of interest stand between Board members and an independent, unbiased assessment of whether the Proposed Transaction was in the best interests of the Company’s public stockholders. In addition to defendant Proehl other Board members are anticipated to amass personal fortunes pursuant to the Proposed Transaction. The Recommendation Statement reveals, in pertinent part:

The following table sets forth, as of November 25, 2013, the cash consideration that each executive officer and director would be entitled to receive in respect of outstanding Shares beneficially owned by him or her (excluding shares underlying Company Stock Options), assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Consideration Payable in Respect of Shares
Executive Officers
Gerald T. Proehl	359,472	$11,503,104
Non-Employee Directors
David F. Hale	318,452	$10,190,464
Daniel D. Burgess	—	—
Michael G. Carter, M.B., Ch.B., F.R.C.P. (U.K.)	—	—
Alessandro E. Della Chà	49,715	$1,590,880
Michael E. Herman	122,512	$3,920,384
Ted W. Love, M.D.	335,500	$10,736,000
Kent Snyder	1,000	$32,000

49. In addition, the Recommendation Statement provides in pertinent part:

Effect of the Merger on Stock Options

As of November 25, 2013, Company directors and executive officers held options to purchase 11,135,241 Shares granted under the Company’s 1998 Stock Option Plan, as amended, and the Company’s Amended and Restated 2004 Equity Incentive Award Plan, as amended and restated effective June 11, 2013 (collectively, the “Company Stock Plans”).

Pursuant to the Merger Agreement, each holder of an option to purchase Shares (each, a “Company Stock Option”) will be provided with notice pursuant to which all outstanding Company Stock Options held by such holder will become fully vested and may be exercised by such holder prior to the Effective Time in accordance with the terms and conditions of the applicable award agreement and Company Stock Plan under which such Company Stock Option was granted.

In addition, pursuant to the Merger Agreement, to the extent that any outstanding Company Stock Option is not so exercised prior to the Effective Time, such Company Stock Option will be canceled, terminated and converted at the Effective Time into the right to receive an amount in cash determined by multiplying (i) the excess, if any, of the Offer Price over the applicable exercise price of such Company Stock Option by (ii) the number of Shares underlying such Company Stock Option (assuming full vesting of the Company Stock Option) had such holder exercised the Company Stock Option in full immediately prior to the Effective Time, less any required withholding taxes (the “Option Payment Amount”). The Option Payment Amount will be paid, without interest, within three business days following the closing date of the Merger (the “Closing Date”).

The table below sets forth information regarding the Company Stock Options held by each of the Company’s executive officers and directors as of November 25, 2013.

Name	Number of Company Stock Options Held (Whether Vested or Unvested)	Consideration Payable in Respect of Company Stock Options
Executive Officers
Gerald T. Proehl	2,681,643	$69,679,926
Non-Employee Directors
David F. Hale	325,000	$7,821,540
Daniel D. Burgess	378,000	$9,712,840
Michael G. Carter, M.B., Ch.B., F.R.C.P. (U.K.)	336,000	$8,741,250
Alessandro E. Della Chà	99,000	$2,027,930
Michael E. Herman	239,428	$5,582,641
Ted W. Love, M.D.	237,500	$5,811,365
Kent Snyder	303,000	$7,933,140

50. As can be seen from the above paragraphs, Board members are collectively anticipated to reap millions of dollars pursuant to the Proposed Transaction.

The Special Committee Stands to the Side While Conflicted Board Members Negotiate the Sale to Salix

51. Further, Individual Defendant Hale was appointed to the Special Committee despite suffering a conflict of interest in that he is anticipated to reap $18 million pursuant to the Proposed Transaction. Similarly, as is described in the paragraphs above Individual Defendants Burgess and Snyder are anticipated to receive $9.7 million and $7.9 million, respectively, pursuant to the Proposed Transaction. Therefore, Hale, Burgess, and Snyder are not in the same position as other Santarus stockholders.

Neither the Board nor the Special Committee Raises Any Questions about the Role of Jefferies in the Negotiation Process

52. Jefferies Finance, an affiliate of Jefferies, participated in the May 2013 Cosmo Offering as an underwriter. According to Company filings with the SEC, the Cosmo Offering related to a sale of 4,250,000 shares of the Company’s common stock, at $18.25 per share, and pursuant to which Cosmo granted Jefferies a 30-day option to purchase up to an additional 637,500 shares. There is no information provided in the Recommendation Statement as to what financial information Jefferies Finance was provided and whether this information, if any, was given to Salix through Jefferies. It is reasonable, therefore, to question whether negotiations for a sale of the Company to Salix could be conducted at arm’s-length where Salix’s advisor likely had detailed knowledge about the value of the Company and had a prior relationship with Cosmo. The Recommendation Statement also makes no mention of either the Board or the

Special Committee having questioned the role of Jefferies in negotiating the sale of Santarus to Salix, or its role in providing financing to Salix with respect to the Proposed Transaction and advising Salix thereto, despite such a “dual relationship. The November 7, 2013 press release stated in pertinent part:

Salix intends to finance the transaction with a combination of approximately $800 million cash on hand and $1.95 billion in committed financing from Jefferies Finance LLC. Jefferies Finance LLC also has committed to provide an additional $150 million revolving credit facility. The commitment from Jefferies Finance LLC to provide financing is subject to the satisfaction of customary conditions.

Advisors

Salix’s financial advisor for the transaction is Jefferies LLC and its primary legal advisor is Covington & Burling LLP. Santarus’ financial advisor for the transaction is Stifel, Nicolaus & Company, Incorporated and its legal advisor is Latham & Watkins LLP

The Improper Deal Protection Terms

53. Furthermore, and in violation of the duty of the Individual Defendants to maximize stockholder value, the Merger Agreement contains terms designed to favor the Proposed Transaction and deter alternative bids (the “Deal Protection Terms”). The Deal Protection Terms, described below, must be considered cumulatively and in the context of a sales process that failed to meaningfully engage an alternative bidder and only gave cursory recognition of the interest of Party A in buying the Company. Further, the Deal Protection Terms must be viewed together with the Tender Support Agreements, which have locked up 12% of the Company’s shares in favor of the Tender Offer.

54. Section 7.8 of the Merger Agreement includes a “no solicitation” provision that prohibits the Board from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers that wish to submit, or who have submitted, unsolicited alternative proposals. Section 7.8(a) of the Merger Agreement states:

At all times during the Pre-Closing Period, the Company shall not (and shall cause the Company Subsidiary not to), nor shall it authorize and it shall cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, propose or take any action to knowingly encourage (including by way of furnishing information) any inquiries or the submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data relating to, afford access to the business, properties, assets, books or records of the Company or the Company Subsidiary in connection with, or otherwise cooperate with any Person with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other Contract) or take any action to exempt any Person (other than Parent or its Subsidiaries) or any action taken by any Person (other than Parent or its Subsidiaries) from the Rights Agreement or any Takeover Provision or (iv) resolve, propose or agree to do any of the foregoing; provided that if in response to an unsolicited, bona fide written Acquisition Proposal made after the date hereof in circumstances not involving a breach of this Section 7.8, the Company Board determines in good faith (based on information then available to it and after consultation with outside counsel and receiving the advice of its financial advisor of nationally recognized reputation) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and with respect to which the Company Board determines in good faith, based on information then available to it and after consulting with and receiving the advice of outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Stockholders under applicable Law….

55. Further, pursuant to Section 7.8(b) of the Merger Agreement, the Company must advise Parent, within twenty-four hours, of any proposals or inquiries received from other parties, including, inter alia, the identity of the party making the proposal and the terms and conditions of the proposal. Section 7.8(b) of the Merger Agreement states:

(b) In addition to the other obligations of the Company set forth in this Section 7.8, the Company shall as promptly as possible, and in any event no later than 24 hours after receipt thereof, advise Parent, orally and in writing, of any Acquisition Proposal, or any inquiry, proposal or offer that expressly contemplates or could reasonably be expected to lead to an Acquisition Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such Acquisition Proposal, inquiry, proposal or offer, the terms and conditions of any Acquisition Proposal, proposal or offer (including any subsequent amendment or other modification to such terms and conditions) or the nature of any inquiries or other contacts, and provide to Parent copies of any written materials received from or on behalf of such Person relating to such inquiry, proposal or offer, and thereafter the Company shall (i) keep Parent (or its outside counsel) reasonably and promptly informed regarding the progress of developments affecting the status and terms of any such Acquisition Proposal, inquiry, proposal or offer and regarding the status of any discussions or negotiations with the Person making such Acquisition Proposal, inquiry, proposal or offer or any of its Representatives and (ii) provide Parent (or its outside counsel) with copies of any additional written materials received that relate to such Acquisition Proposal, inquiry, proposal or offer within 24 hours after receipt or delivery thereof.

56. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Parent a “matching right” with respect to any “Superior Proposal” made to the Company. Section 7.8(d) of the Merger Agreement provides:

(d) Notwithstanding the foregoing provisions of this Section 7.8, if at any time during the Pre-Closing Period the Company receives an Acquisition Proposal or an Intervening Event occurs, the Company Board may effect a Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement, in each case if, and only if, (i) the Company is not in breach of this Section 7.8, (ii) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the Company Board to the Stockholders under applicable Law, (iii) the Company has given Parent written notice of the Company Board’s intention to make a Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement at least four Business Days prior to making any such Company Adverse Recommendation Change or terminating this Agreement to enter into a Specified Agreement (a “Change of Recommendation Notice”), (iv) if the decision to make a Company Adverse Recommendation Change is in connection with an Intervening Event then the Company shall comply with clauses (I) through (III) as follows: (I) the Change of Recommendation Notice shall have provided a reasonable description of the Intervening Event and the reasons for the Company Adverse Recommendation Change, (II) the Company shall have given Parent a four Business Day period following Parent’s receipt of the Change of Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, and (III) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Company Board shall have determined in good faith that the failure to make the Company Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Company Board to the Stockholders under applicable Law and (v) if the decision to make a Company Adverse Recommendation Change is in connection with an Acquisition Proposal or if the Company intends to terminate this Agreement to enter into a Specified Agreement, then the Company shall comply with clauses (A) through (E) as follows: (A) prior to giving effect to clauses (B) through (E), the Company Board shall have determined in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, that such Acquisition Proposal is a Superior Proposal, (B) the Company shall have provided to Parent in writing the material terms and conditions of such Acquisition Proposal and copies of all material documents relating to such Acquisition Proposal in accordance with this Section 7.8, (C) the Company shall have given Parent the four Business Day period following Parent’s receipt of the Change of Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, (D) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, the Company Board shall have determined in good faith that such Acquisition Proposal remains a Superior Proposal and that the failure to make the Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the Company Board to the Stockholders under applicable Law and (E) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company shall comply with Section 9.1(d)(i). For clarity, the provisions of this Section 7.8(d) shall also apply to any material amendment to any Acquisition Proposal or any successive Acquisition Proposals (except that any reference to four Business Days shall be two Business Days). Neither the Company nor the Company Board shall be permitted to recommend that the Stockholders tender any securities in connection with any tender or exchange offer (other than by Parent, Merger Sub or any of their Affiliates) or otherwise approve, endorse or recommend any Acquisition Proposal, unless in each case, in connection therewith, the Company Board effects a Company Adverse Recommendation Change in accordance with the terms of this Agreement.

57. Furthermore, the Merger Agreement provides for the Company to pay Salix an $80,000,000 termination fee if pursuant to the lawful exercise of their fiduciary duties the Company accepts an alternative offer.

58. In other words, the Merger Agreement gives Salix access to any rival bidder’s information and allows Salix a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly ensures that any “auction” will favor Salix and piggy-back upon the due diligence (and financial outlay) of the foreclosed second bidder. When viewed cumulatively and together with the Tender Support Agreements, the Deal Protections Terms improperly foreclose any meaningful post-announcement auction process that might increase value for Santarus’ stockholders in the sale of the Company.

The Offer Price Undervalues the Company

59. The Offer Price undervalues the Company as is evidenced form the Fairness Opinion contained in the Recommendation Statement, analysts assessments and even statements from Salix following the announcement of the Proposed Transaction in which a representative admitted Offer Price was “below” multiples.

Ranges in the Fairness Opinion are Above the Offer Price

60. Although the Fairness Opinion omits important information, it is nevertheless evident from the Fairness Opinion that the Offer Price undervalues the Company, because ranges derived by Stifel’s analysis are above that of the Offer Price. For example, the Discounted Cash Flow Analysis in the Fairness Opinion derives a range of values between $35.54 and $49.89 per share. Similarly, ranges derived from Stifel’s Selected Precedent Transaction Analysis derived multiple ranges above that of the Offer Price, including: Revenue Multiples of between $25.35 and $33.74 per share; EBITDA Multiples of between $23.39 and $47.13 per share; and EPS Multiples of between $31.18 and $47.12. Stifel’s Selected Companies Analysis produced upper multiple ranges of between $35.16 and $38.49 per share.

Salix comments about the Offer Price

61. A November 7, 2013 conference call held by Salix following the announcement of the Proposed Transaction raised serious questions about how the Company had been valued prior to the Company’s sale. For example, when asked about the “multiple” on the transaction, Adam Derbyshire, a Salix representative, admitted that the multiple is not much higher than that derived from comparable companies and transactions and conceded that “if you look at net for 2013, if you look at it against comparable companies and comparable transactions for 2014 and 2015, with or without synergies, it’s actually below those multiples. We think the multiple is fair.” In other words, Salix underpaid for the Company.

Analyst Comments Evidence the Offer Price Undervalues the Company

62. In a November 12, 2013 Motley Fool article titled “Salix Scores Santarus in a Savvy Deal,” Stephen Simpson described how Salix is anticipated to benefit from the Proposed Transaction at the expense of the Company’s public stockholders (the “Simpson Article”). The Simpson Article describes that while the “deal may look expensive at more than seven times estimated 2013 sales, [    ] the collection of assets that Salix is acquiring should deliver above-average growth with strong synergies with Salix’s existing business.” Further, the Simpson Article describes how the potential of Santarus’ products means the Offer Price is more than generous in favor of Salix. For example, the Simpson Article states, “ I believe investors could argue that the potential value of Uceris alone justifies at least two-thirds of the Santarus purchase price … Should Ruconest ultimately secure FDA approval for acute and prophylactic HAE as well as pancreatitis, there is an outside shot that this could become a blockbuster ($1 billion-plus in revenue drug.” The Simpson Article furthers states in pertinent part:

Salix Pharmaceuticals (NASDAQ: SLXP) has long been a solid, if volatile, specialty pharmaceutical company. Salix has long relied upon its rifamycin-based drug Xifaxan for a significant percentage of its revenue (almost two-thirds as of the most recent quarter), while hoping that other approved products like Apriso and Solesta and pipeline drugs like Relistor (for opiod-induced constipation) could add both growth and diversity.

Now the company has taken a significant step forward in diversifying its revenue base and leveraging its balance sheet. Last week, Salix announced an agreement to acquire Santarus (NASDAQ: SNTS) for $2.6 billion in cash. The deal may look expensive at more than seven times estimated 2013 sales, but the collection of assets that Salix is acquiring should deliver above-average growth with strong synergies with Salix’s existing business.

What Salix is getting

In buying Santarus, Salix is getting a business that should both complement and enhance its existing operations. Sell-side analysts expect Santurus to generate nearly $370 million in revenue for 2013, with more than 40% of that coming from Glumzeta, the company’s extended release version of metformin, a diabetes drug with a very long history of use. Another quarter or so of Santarus’s revenue comes from Zegerid, the company’s version of the protein pump inhibitor omeprazole.

Those drugs are interesting in their own right, but they carry the risk of losing patent protection in 2016 (or perhaps sooner). More critical to the story is the sales ramp of Uceris, a novel oral formulation of budesonide for the management of ulcerative colitis. This is a market that Salix already knows well (Aprio is also a UC drug), but Uceris has the potential of growing into a drug worth $400 million to perhaps as much as $700 million in annual sales. Salix’s long experience and expertise in the gastrointestinal drug market should be a significant asset when it comes to maximizing the value of Uceris, and I believe investors could argue that the potential value of Uceris alone justifies at least two-thirds of the Santarus purchase price.

These aren’t the only assets Salix is acquiring in the deal. Salix had already announced its intentions to expand its sales force to support potential launches like Xifaxan in IBS and Relistor, and absorbing the Santarus sales force should largely fill that need.

Then there is the Santarus pipeline. Ruconest — the company’s recombinant human C1 esterase inhibitor for hereditary angioedema, a rare but potentially fatal condition — is an important drug to watch. Ruconest has been filed with the FDA and the efficacy, safety, and cost all compare favorably with existing drugs from ViroPharma, Shire, and CSL. Should Ruconest ultimately secure FDA approval for acute and prophylactic HAE as well as pancreatitis, there is an outside shot that this could become a blockbuster ($1 billion-plus in revenue) drug.

Execution risk should be lower, but it’s still there

When considering the execution risk from this large deal, a significant mark in Salix’s favor is that the key near-term catalyst (the launch of Uceris) fits very well within Salix’s existing wheelhouse. On the other hand, Glumetza is marketed largely to primary care physicians and endocrinologists, and Ruconest (assuming the FDA grants approval, likely a 2014 event) will likewise be marketed outside the company’s historical GI physician base.

It’s also well worth noting that Salix has enough company-specific challenges to deal with in the near term. Solesta (a bulking agent for fecal incontinence) may have multi-hundred-million-dollar potential, but the drug has been a slow performer for Salix so far since its acquisition of Oceana and the company likely will need to intensify its sales and reimbursement efforts. In addition, the company’s efforts to develop/market Xifaxan for IBS may fail, and there are no guarantees that the company will win its appeal of the FDA’s rejection of the sub-q formulation of Relistor, nor find a viable path forward for the oral version.

The bottom line

I liked Salix prior to the Santarus deal announcement, but the 20% move since the announcement has taken the low-hanging fruit off the tree. I believe that the Santarus deal is a value-creating deal for Salix shareholders and that the shares could still produce 10% annual returns from here, but investors who are new to the story should probably wait for some of the excitement to die down in the hopes of getting a better valuation on the shares.

Timing of the Proposed Transaction

63. The timing of the Proposed Transaction has been engineered to cap the trading price of Santarus’ stock price, which has risen from as low as $11.06 per share in January 2013 to $23.90 per share prior to the announcement of the Proposed Transaction. If the Proposed Transaction is consummated, it will result in Santarus’ stockholders being cashed out of their interest in the Company at below the Company’s true value. The Offer Price reflects an inadequate premium to the trading price of the Company’s common stock given that Santarus has promising revenue growth and the Proposed Transaction represents a change of control.

64. The trading price of Santarus’ stock was further capped due to the announcement of the Proposed Transaction being issued the same day as financial results for the Company’s third-quarter 2013. On November 7, 2013, the Company released its third quarter financial results, which included an 81% growth in revenues and a 189% increase in Non-GAAP adjusted earnings over a yearly period. By announcing such exceptional financial results simultaneously with news of the Proposed Transaction, the Company ensured the market had no opportunity to independently assess the results (and no opportunity for the trading price of Santarus stock to adjust accordingly) before the market was informed of the Proposed Transaction and the Offer Price. Therefore, the purported premiums touted by the Company as relevant to the Proposed Transaction are illusionary. The November 7, 2013 press release stated in pertinent part:

Santarus Reports Third Quarter 2013 Financial Results

Total revenues of $98.8 million grew 81% over prior year period

Non-GAAP adjusted earnings of $35.6 million were up 189% over prior year period

Santarus cancels conference call previously scheduled for 5:00 p.m.

Eastern Time today

SAN DIEGO—(BUSINESS WIRE)— Santarus, Inc. (NASDAQ: SNTS) today reported financial and operating results for the quarter and nine months ended September 30, 2013. Key financial results include:

•	Total revenues of $98.8 million grew 81% compared with $54.7 million for the third quarter of 2012

•	Net income of $30.3 million, or $0.38 diluted earnings per share (EPS), compared with $9.0 million, or $0.13 diluted EPS for the third quarter of 2012

•	Non-GAAP adjusted earnings were $35.6 million and diluted non-GAAP adjusted EPS were $0.45 in the third quarter of 2013 compared with non-GAAP adjusted earnings of $12.3 million and diluted non-GAAP adjusted EPS of $0.18 for the third quarter of 2012

•	Cash, cash equivalents and short-term investments were $168.7 million as of September 30, 2013, an increase of approximately $74.0 million compared with $94.7 million at December 31, 2012.

65. The excellent third quarter financial results issued by Santarus on November 7, 2013 were not lost on industry analysts. Writing in Investor’s Business Daily, Amy Reeves noted the following:

Santarus beat on all fronts. Its sales jumped 81% to $98.8 million, topping estimates by $4 million. Earnings more than doubled to 45 cents a share, 13 cents more than expected. Besides Uceris, the firm’s diabetes drug Glumetza also helped growth with a 16% revenue increase, while its recently relaunched heartburn treatment Zegerid grew threefold.

Damages from Patent Litigation

66. Further, the Company is engaged in a patent dispute that could result in it receiving damages. As described above, Santarus filed suit against Par in 2007 for patent infringements in response to Par’s intention to market a generic version of the Company’s Zegerid product. In 2012, the United States Court of Appeals for the Federal Circuit found favorably for Santarus, after which Proehl stated the Company planned to “aggressively pursue all remedies available to us, including damages, as well as seeking an order halting further sales of Par’s generic product.” There is no evidence from the Recommendation Statement that the Board considered the favorable patent ruling when selling the Company to Salix. However, the Recommendation Statement does reference the Par litigation as a factor that the Board members considered in determining executive compensation, stating in pertinent part:

As part of its assessment, the independent board members noted the Company’s strong performance related to its financial goals, including significantly exceeding its goal related to adjusted EBITDA. Although the total revenue goal was not achieved in 2012, revenues of $218 million for 2012 was a record achievement for the Company and represented substantial growth over the total revenue for 2011, which was $118.8 million. In addition, the board noted the achievement of the Uceris NDA approval and the successful completion of the

Phase III clinical studies for Ruconest and rifamycin SV MMX. Although the total revenue and Uceris patient enrollment goals were not fully achieved, the Board noted the positive outcomes achieved in 2012 related to the Zegerid® and Glumetza® patent litigation, as well as the significant year-over-year increase in the Company’s stock price. Based on these assessments by the independent members of the board, the overall level of achievement under the 2012 bonus plan was established at 130%.

As a result of the board’s determination, for the 2012 fiscal year, Mr. Proehl received a bonus of $510,760, which was equal to approximately 84.5% of Mr. Proehl’s base salary….

67. Having failed to maximize the sale price for the Company, the Individual Defendants have breached the fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued and its stockholders will not receive adequate or fair value for their Santarus common stock in the Proposed Transaction.

The Recommendation Statement Omits Material Information Necessary For Company Stockholders to be Properly Informed

68. On December 3, 2013, Santarus filed the Recommendation Statement with the SEC. The Recommendation Statement omits information that is necessary for Santarus’ stockholders to make an informed decision as to whether to tender their shares or seek appraisal. By omitting such information, the Individual Defendants are breaching its fiduciary duties that are owed to the Company’s public stockholders. Among the more materially misleading and omitted information from the Recommendation Statement are: (i) certain elements of the information relating to the background of the merger section and (ii) certain elements of the Stifel analysis, including the Selected Companies Analysis, Selected Precedent Transactions Analysis, Premiums Paid Analysis, and the Discounted Cash Flow Analysis. More specifically, the Recommendation Statement is deficient and misleading for the following reasons:

Background of the Transaction

69. The Background of the Transaction section omits information material to understanding of why the Proposed Transaction has been approved by the Board, including the following:

a. The Recommendation Statement does not disclose that Jefferies Finance, an affiliate of Jefferies LLC, had underwritten the Cosmo Offering. Nor does it disclose whether any safeguards were put in place to protect financial information provided in the underwriting from distribution to Salix;

b. The Recommendation Statement does not disclose the nature of the “other” business development and strategic opportunities under review by the Company, as discussed at the Board’s July 22, 2013 meeting;

c. The Recommendation Statement does not disclose the nature of the potential acquisition transactions discussed by the Board on July 26, 2013 and which the Company’s management was authorized to continue to pursue, and the impact that these transactions would have had on the stand alone value of the Company;

d. The Recommendation Statement does not disclose the details of a standstill agreement entered into between Salix and the Company and if that standstill agreement contains a “don’t ask, don’t waive” provision;

e. The Recommendation Statement does not disclose the identity of the “outside financial advisor” retained by the Company to advise on a potential acquisition, nor does it disclose the nature of the potential acquisition and how the potential acquisition would impact the Company’s anticipated operating results and long-term value;

f. The Recommendation Statement does not disclose the details of the “clinical development milestone related to the Company’s Ruconest product” that was at issue in the negotiations between Salix and Santarus or whether the probability of Ruconest’s approval was quantified by either Salix or Santarus;

g. The Recommendation Statement does not disclose the details of any attempts made by the Company to continue discussions with Party A after Party A submitted a request to access due diligence material on or after November 1, 2013; and

h. The Recommendation Statement does not disclose whether the fifteen parties contacted were informed of Salix’s $33 per share offer price and, if so, whether Party A was informed that Salix had revised its offer downwards from $33 per share.

Information Related to Stifel’s Analysis

70. Similarly, the summary of the analysis performed by Stifel in the Recommendation Statement is misleading both due to the discrepancies contained therein and the material information that was omitted. As a result, investors are unable to conduct their own analysis as to the fair value of the Company. Specifically, the following elements of the Stifel analysis were lacking:

a. With respect to Stifel’s Selected Companies Analysis, Stifel reviewed information related to nine publicly traded companies to derive an implied equity value per share range. However, the Recommendation Statement is devoid of any observed pricing multiples, which is critical information, given that the implied equity range Stifel observed in the Selected Companies Analysis is significantly below that of the Discounted Cash Flow Analysis. The analysis only provides the range of implied equity value per share and does not provide median or mean information, nor does it provide individual multiples or the multiple range for the peers selected. Similarly, the Recommendation Statement fails to disclose how many of the identified peers actually were used to calculate a multiple range. The Recommendation Statement also does not reveal the source of projected financial metrics for the peers reviewed by Stifel. Without such information, stockholders cannot reasonably consider the multiple implied by the Offer Price.

b. With respect to Stifel’s Precedent Transaction Analysis, Stifel reviewed publicly available information with respect to sixteen business combinations. Similar to the Selected Companies Analysis, the Selected Precedent Transactions analysis does not provide individual multiples for the transactions examined, nor does it disclose the mean or median information or the multiples range. Instead, it solely provides implied equity value ranges. The Recommendation Statement also does not disclose the source of the projected financial metrics for the selected precedent transactions. Again, without such information, stockholders cannot reasonably consider the multiple implied by the Offer Price.

c. With respect to Stifel’s Discounted Cash Flow Analysis, Stifel utilized Company projections for the years 2014 through 2020. In conducting its analysis, Stifel applied a 30% probability factor of success. The Recommendation Statement, however, fails to provide adequate insight into Stifel’s basis for utilizing this factor. For example, it does not disclose whether this factor was determined after consultation with Company management. Additionally, the Recommendation Statement does not disclose whether the probability factor was utilized for all forward metrics analyzed by Stifel, i.e. the metrics reviewed in the Selected Companies Analysis and the Precedent Transactions analysis or solely for the Discounted Cash Flow analysis, and if it was only utilized in the Discounted Cash Flow Analysis, the rationale behind the inconsistency. Additionally, Stifel estimated terminal values for its Discounted Cash Flow Analysis by multiplying a range of EBIDTA multiples of 8.0x to 10.0x based upon selected precedent transaction multiples. The Recommendation Statement does not disclose why precedent transaction multiples were utilized in the Discounted Cash Flow Analysis rather than public companies multiples, nor does it disclose how Stifel came up with this particular range. Finally, the Discounted Cash Flow Analysis does not disclose the tax rate assumed, the assumptions underlying the Weighted Average Cost of Capital Range utilized, and whether the Company’s Net Operating Losses were included in the calculation of the analysis.

d. With respect to Stifel’s fees, the Recommendation Statement is noticeably void of information regarding any fees paid to Stifel over the past two years by Santarus and whether Stifel has performed any services for Salix during the same period.

Company Projections

71. With respect to the Company’s projections, the Recommendation Statement includes projections prepared by Santarus management for the years 2013 through 2020. The Recommendation Statement, however, does not indicate when these projections were prepared. Nor does the Recommendation Statement indicate if the projections were probability adjusted like the Discounted Cash Flow Analysis. Additionally, the Recommendation Statement does not disclose Earnings Per Share, Synergies, Net Operating Losses, and Unlevered Cash Flow for managements projections.

CONCLUSION

72. By reason of their positions with Santarus, the Individual Defendants have access to non-public information concerning the financial condition and prospects of Santarus. Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public stockholders of Santarus. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any proposed merger agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for stockholders.

73. The consideration to be paid to Plaintiffs and the Class in the Proposed Transaction is unfair and grossly inadequate, because, among other things, the intrinsic value of Santarus is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability, and established markets.

74. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

75. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties the Individual Defendants owe to Plaintiff and the Class, and may consummate the Proposed Transaction to the irreparable harm of the Class.

FIRST CAUSE OF ACTION

CLAIM FOR BREACHES OF FIDUCIARY DUTIES

(AGAINST THE INDIVIDUAL DEFENDANTS)

76. Plaintiff repeats and re-alleges each allegation set forth herein.

77. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public stockholders of Santarus. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the value of their investment in Santarus.

78. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and have breached their duties of loyalty, because, among other reasons:

a. They have failed to properly value the Company;

b. They have failed to take steps to maximize the value of Santarus to its public stockholders; and

c. They have agreed to terms in the Merger Agreement that favor Salix and deter alternative bidders.

79. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive the Class of its fair and proportionate share of Santarus’ valuable assets and businesses, to the irreparable harm of the Class.

80. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

CLAIM FOR BREACHES OF FIDUCIARY DUTY OF CANDOR

(AGAINST THE INDIVIDUAL DEFENDANTS)

81. Plaintiff repeats and re-alleges each allegation set forth herein.

82. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Santarus stockholders.

83. As set forth above, the Individual Defendants have breached their fiduciary duty of candor through materially inadequate and misleading disclosures and material disclosure omissions.

84. As a result, Plaintiff and the Class members are being harmed irreparably.

85. Plaintiff and the Class have no adequate remedy at law.

THIRD CAUSE OF ACTION

CLAIM FOR AIDING AND ABETTING THE INDIVIDUAL DEFENDANTS’

BREACHES OF FIDUCIARY DUTIES

(AGAINST SANTARUS AND SALIX)

86. Plaintiff repeats and re-alleges each allegation set forth herein.

87. Defendants Santarus and Salix by reason of their status as parties to the Merger Agreement and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breaches of their fiduciary duties.

88. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Santarus and Salix, who, therefore, have aided and abetted such breaches in the possible sale of Santarus to Salix.

89. As a result of the unlawful actions of defendants Santarus and Salix, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Santarus’ assets and business. Unless the actions of defendants Santarus and Salix are enjoined by the Court, Santarus and Salix will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

90. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in Plaintiff’s favor and in favor of the Class and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action and designating Plaintiff as Class representative;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;

C. Directing defendants to account to Plaintiff and the Class for all damages suffered by them as a result of defendants’ wrongful conduct alleged herein;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert’s fees; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: December 9, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
OF COUNSEL:		Wilmington, DE 19803
(302) 295-5310
POMERANTZ GROSSMAN
HUFFORD		Attorneys for Plaintiff
DAHLSTROM & GROSS LLP
Gustavo F. Bruckner
Ofer Ganot
600 Third Avenue
New York, NY 10016